SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

February 13, 2004 News Release

YANGSHAN:  The Registrant is pleased to announce it has completed a technical report pursuant to National Instrument 43-101 on the Yangshan Gold Project, Gansu Province, China.  The independent study concluded that the Chinese resource estimate was prepared, without bias and that the Chinese estimate would be an inferred resource within the framework of CIM suidelines.  The report was filed February 4, 2004.

Resources at Yangshan are estimated at 16.1 million tonnes at 5.64 g/t gold (91 tonnes gold or 2.9 million ounces).  This estimate was based on 8,000m of drilling, 1,263m of underground adit and 18,632 cubic metres of trenching.

GOBI GOLD:  The 2003 exploration program at Gobi Gold included 1,173 meters of drilling in nine holes.  The drilling targeted the extension to the Discovery Pit area and four geophysical anomalies.

Four holes, drilled in and around the Discovery Pit area, encountered mineralization in the 0.5 to 2.7 gram per tonne range in 1 to 5 meter widths.  Testing of new geophysical targets did not lead to any new mineralized zones.

The Registrant is currently reviewing its options on its main license as well as the adjoining license.

BYC:  Minco has the right to earn a 75% interest by spending C$2.4 mil over 4 years.  This project is subject to a joint venture with New Cantech Ventures (NCV), whereby NCV has the right to earn a 60% project interest by bringing the property to feasibility study stage.  All interests then become working interests subject to dilution for non-participation.  New Cantech is planning a spring program leading to a substantial drill program by mid-year.

The Registrant currently has 29,484,279 issued and outstanding common shares.

A copy of the Registrant's news releases dated February 13, 2004 is attached.

2.

Exhibits

2.1

News Release dated February 13, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    February 13, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release:	February 13, 2004

YANGSHAN:  Minco is pleased to announce that it has completed a technical report pursuant to National Instrument 43-101 on the Yangshan Gold Project, Gansu Province, China by Lyle Morgenthaler, B.Sc.,P.Eng.  The independent study concluded that the Chinese resource estimate was professionally prepared, without bias and that the Chinese estimate would be an inferred resource within the framework of CIM guidelines.

The complete report is available on SEDAR for review as filed on February 4, 2004.  As previously announced in Minco’s news release of November 5, 2003 and December 1, 2003, resources at Yangshan are estimated at 16.1 million tonnes at 5.64 g/t gold (91 tonnes gold or 2.9 million ounces).  This estimate was based on 8,000m of drilling, 1,263m of underground adit and 18,632 cubic metres of trenching.

GOBI GOLD:  The 2003 exploration program at Gobi Gold included 1,173 meters of drilling in nine holes.  The drilling targeted the extension to the Discovery Pit area and four geophysical anomalies.

Four holes, drilled in and around the Discovery Pit area, encountered mineralization in the 0.5 to 2.7 gram per tonne range in 1 to 5 meter widths.  Testing of new geophysical targets did not lead to any new mineralized zones.

Minco is reviewing its options on its main license as well as the adjoining license where gold mineralization has been exposed by trenching over a distance of 500 meters but has never been systematically explored.

BYC:   The BYC Project is located in the eastern Tian Shan Metallogenic Belt at the south margin of the North China Platform.

More than 100 surface gold showings occur in an area of 12 km by 3 km within arcuate shear hosted vein systems on the margins of a granitic pluton.  Surface gold mineralization is extensive but has never been drill tested.

Minco has the right to earn a 75% interest by spending C$2.4 mil over 4 years.  This project is subject to a joint venture with New Cantech Ventures (NCV), whereby NCV has the right to earn a 60% project interest by bringing the property to feasibility study stage.  All interests then become working interests subject to dilution for non-participation.  New Cantech is planning a spring program leading to a substantial drill program by mid-year.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at 1-888-288-8288 or (604) 688-8002

info@mincomining.ca

www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.